UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For August 2, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated August 02, 2005  -  Holding(s) in Company







                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BARCLAYS PLC THROUGH ITS SUBSIDIARY COMPANIES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER ACCOUNT NO. OF

DESIGNATION SHARES

BARCLAYS TRUST CO R69 7,763
BNP PARIBAS 107,177
BOISS NOMINEES LTD 4224361 148,623
CHASE NOMINEES LTD 16376 190,243
CHASE NOMINEES LTD 20947 908,135
CIBC MELLON GLOBAL SECURITIES 63,957
GERRARD NOMINEES LTD ER1 24,108
GREIG MIDDLETON NOMINEES LIMIT GM1 17,569
INVESTORS BANK AND TRUST CO 67,611
INVESTORS BANK AND TRUST CO 18,317
INVESTORS BANK AND TRUST CO 401,399
INVESTORS BANK AND TRUST CO 4,104
INVESTORS BANK AND TRUST CO 358,809
INVESTORS BANK AND TRUST CO 1,544
INVESTORS BANK AND TRUST CO 752,582
INVESTORS BANK AND TRUST CO 9,724
INVESTORS BANK AND TRUST CO 3,259,509
INVESTORS BANK AND TRUST CO 72,195
INVESTORS BANK AND TRUST CO 48,882
INVESTORS BANK AND TRUST CO 413,268
INVESTORS BANK AND TRUST CO 5,129
INVESTORS BANK AND TRUST CO 1,156,051
INVESTORS BANK AND TRUST CO 1,802,510
INVESTORS BANK AND TRUST CO 78,489
JP MORGAN (BGI CUSTODY) 16331 101,982
JP MORGAN (BGI CUSTODY) 16338 20,479
JP MORGAN (BGI CUSTODY) 16341 184,771
JP MORGAN (BGI CUSTODY) 16342 41,012
JP MORGAN (BGI CUSTODY) 16400 3,767,311
JP MORGAN (BGI CUSTODY) 18408 13,376
JP MORGAN CHASE BANK 10,617
JP MORGAN CHASE BANK 432,279
JP MORGAN CHASE BANK 60,426
JP MORGAN CHASE BANK 22,899
JP MORGAN CHASE BANK 7
JP MORGAN CHASE BANK 185,632
JP MORGAN CHASE BANK 45,825
JP MORGAN CHASE BANK 3,382
JP MORGAN CHASE BANK 37,117
JP MORGAN CHASE BANK 2,415
JP MORGAN CHASE BANK 48,001
JP MORGAN CHASE BANK 62,429
JP MORGAN CHASE BANK 9,147
JP MORGAN CHASE BANK 15,555
JP MORGAN CHASE BANK 3,575
MELLON TRUST - BOSTON & SF 157,185
MELLON TRUST - BOSTON & SF 47,543
MELLON TRUST OF NEW ENGLAND 200,704
MITSUBISHI TRUST INTERNATIONAL 2,070
NORTHERN TRUST BANK-BGI SEPA 214,535
NORTHERN TRUST BANK-BGI SEPA 236,345
NORTHERN TRUST BANK-BGI SEPA 53,135
R C GREIG NOMINEES LTD A/C RC1 279,073
R C GREIG NOMINEES LTD A/C AK1 360,334
R C GREIG NOMINEES LTD A/C BL1 7,646
R C GREIG NOMINEES LTD A/C CM1 3,187
R C GREIG NOMINEES LTD A/C GP1 9,692
R C GREIG NOMINEES LTD A/C SA1 6,417
STATE STREET 5,626
STATE STREET BOSTON 231,291
STATE STREET BOSTON 27,055
STATE STREET TRUST OF CANADA 72,979
TOTAL 16,900,752

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

CHANGE OF HOLDING FOLLOWING SHARE CONSOLIDATION

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 321/7p

10. Date of transaction

29 JULY 2005

11. Date company informed

2 AUGUST 2005

12. Total holding following this notification

16,900,752

13. Total percentage holding of issued class following this notification

4.95%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MRS A MATTHEWS - 020 7495 4950

16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY

Date of notification

2 AUGUST 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  August 2, 2005                By:__/s/ Anthony Habgood__

                                              Title:   Chairman